FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of April, 2002
                                          -----------

                               Trimark Energy Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No    X
                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Energy Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   April 29, 2002                  By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.


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                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
             TSX Venture Exchange Symbol: TRK o OTCBB Symbol: TOGSF

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NEWS RELEASE                                                      APRIL 29, 2002

                               2nd QUARTER UPDATE

OPERATIONS

During the six months ended February 28, 2002, the Company recorded a loss of $3,064,204 ($1.05 per share), an increase in loss of $3,076,825 from an income of $12,621 ($0.01 per share) incurred in 2001. The increase in loss for 2002 was due primarily to a writedown of $2,815,062 relating to the Company's abandonment of its involvement in the San Joaquin Joint Venture and Regional California petroleum and natural gas interests.

Revenue from oil and gas sales decreased by 79% during 2002, from $259,606 in 2001 to $55,377 in 2002. The decrease in 2002 was due to the significant decrease in ELH #1 production compared to 2001. Production at ELH #1 will remain at constrained levels until a water disposal well is completed.

Revenue from oil sales decreased 50% from $52,848 in 2001 to $26,313 in 2002. Oil production decreased 24% from 1,264 BBLS in 2001 to 962 BBLS in 2002 and average selling prices received decreased 35%, from $41.82/BBL in 2001 to $27.34/BBL in 2002. Revenue from natural gas sales decreased 86%, from $206,758 in 2001 to $29,064 in 2002. Natural gas production decreased 67%, from 26,776 MCF in 2001 to 8,858 MCF in 2002. In addition, the average selling price of natural gas during 2002 received by the Company decreased 53%, from $7.73/MCF in 2001 to $3.63/MCF in 2002.

The Company's production expenses decreased 15% to $64,301 in 2002 from $76,036 in 2001. On a per unit basis, production expenses increased to $4.39/MCF in 2002 from $2.84/MCF in 2001, reflecting the impact of the reduced production in 2002.

During the six months ended February 28, 2002, the Company recorded depreciation and depletion charges of $107,201, compared to $88,296 in 2001. The depreciation and depletion rate increased from $3.29/MCFE in 2001 to $7.33/MCFE in 2002. In addition, the Company recorded a non-cash impairment charge of $2,815,062 during the six months ended February 28, 2002 as a result of the ceiling test performed effective February 28, 2002. The increased depreciation and depletion rate and the impairment charge reflect the unsuccessful exploration results in Regional California and the Company's abandonment in the San Joaquin Joint Venture. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $26,129, from $141,841 in 2001 to $167,970 in 2002. Of the increase, $21,204 is attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances. The Company recorded a $15,243 foreign exchange gain in 2002, compared to foreign exchange gain of $36,447 in 2001. Management and professional fees increased by $25,754 from $47,768 in 2001 to $73,522 in 2002. The Company also recorded a $27,471 interest expense on the $553,200 advances which were made late in the fiscal year ended August 31, 2001.

During the six months ended February 28, 2002, the Company recorded $768,506 in expenditures on its petroleum interests, which was primarily comprised of the funding of: i) $712,064 towards the East Lost Hills and San Joaquin Projects, mainly in the funding of the drilling of the ELH #4 and #9 wells and Pyramid Hills prospect; and ii) $56,442 for the acquisition, exploration and drilling costs of the Regional California Prospects. As at $878,899 remained unpaid and has been recorded as amounts due to operators.

Trimark Energy Ltd.
News Release April 29, 2002
Page 2


LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2002, the Company had a working capital deficit of $1,480,234. A significant portion of this working capital deficit arises from amounts due to the operator of East Lost Hills. The Company has recorded a net amount due to the operator of $878,899. The Company does not agree with the amount claimed as owing by the operator and has advised them of the principal areas of disagreement with the balance claimed. While the adjustments requested are significant they will not eliminate the recorded payable.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is the East Lost Hills project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs. The cash flow from this project will be dedicated to paying down amounts owing to the operator. Immediately prior to the scheduled testing of the ELH #4 well, the operator raised the issue of outstanding balances, and refused to proceed with testing of the well. While the Company appreciates that the operator must seek to protect its interest; completion of testing may produce the results to allow additional fund raising to proceed. The Company does not have the funds to pay the full amounts the operator claims as owing and which they are requesting to be paid before they proceed to test the well. The Company understands that the operator proposes to negotiate to amend the terms of the operating agreement to put in place provisions to allow the operator to recover substantially more than the costs outstanding. No formal proposal has been received from the operator. The joint venture participants are in discussion with respect to this matter.

The Company requires further financing to fund the ongoing exploration costs at East Lost Hills. Such financing could be by way of the operator continuing to fund costs, additional equity financing or some other form of financing including the sale of a portion of the Company's interest in the assets. There is no assurance that the Company will be able to obtain any further financing for this project and the impact of this on the Company is not known.

PROPERTIES UPDATE

1.    General

With the change in operator at the East Lost Hills project the Company anticipated that the future development of the project would proceed rapidly and with minimal operational problems. To the contrary, the ongoing development of this project has continued to be plagued with problems. The slow pace of development and progress on key operational issues have had a negative impact on the Company's stock price. The apparent indifference of the operator and the lack of appreciation of the impact of their operations on the Company and other participants in the East Lost Hills project are cause for concern. It has been almost four years since the initial test well on this prospect commenced and while the promise remains; it remains to be seen whether it can be realized. The Company must consider all of its options to protect its interests.

2.    East Lost Hills Wells

(a)   East Lost Hills #1

The ELH #1 well continues to produce at constrained levels, still requiring water disposal facilities. The operator has reported that they have been unable to negotiate a contract with the owner of the land at the proposed site of the disposal well. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

Trimark Energy Ltd.
News Release April 29, 2002
Page 3


The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project.

It is not known when this water disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

(b)   East Lost Hills #2

The ELH #2 well was drilled to a total depth of 18,011 feet and production testing was completed. The well was suspended as a potential producer pending availability of water disposal facilities.

(c)   East Lost Hills #3

The ELH #3 well was drilled to a total depth of 21,750 feet, in a separate structural block than the other East Lost Hills wells, and production testing was completed. Initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing or sidetracking.

(d)   East Lost Hills #4

The ELH #4 well was drilled to its total depth of about 20,530 feet. The well was logged and a completion program was approved by all partners. Final casing has been run and a production liner has been installed in anticipation of a production test. The operator has recently notified the Company and other working interest participants that, due to non-payment of amounts billed, and as the operator does not have the right, under the existing operating agreements, to recover more than its costs, with interest, that it will not commence production testing of the #4 well. See also "Liquidity and Capital Resources".

(e)   East Lost Hills #9

The ELH #9 well has reached its total depth of about 21,100 feet. Current operations include running final casing and preparation for production testing. The issues of outstanding accounts, while not yet raised by the operator, are expected to come up before a production test will occur. This will further impact the progress of this project.

3.    San Joaquin

The Company held an interest in the Greater San Joaquin Basin Joint Venture. The only active drill prospect in this joint venture was the Pyramid Hills prospect. A well was spud at Pyramid Hills in late November 2001.

The Company has withdrawn from participation in this joint venture and accordingly, no longer has an interest in the Pyramid Hills prospect. The well at Pyramid Hills is a wildcat exploratory well that could cost up to US$25 million.


                                      -30-


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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